Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NetSuite Inc.:

We consent to the incorporation herein by reference of our report dated March 21, 2008, with respect to the consolidated balance sheets of NetSuite Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2007, and the related financial statement schedule, which report appears in the December 31, 2007 Annual Report on Form 10-K of NetSuite Inc.

Our report refers to NetSuite Inc.’s adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006.

/s/ KPMG LLP

Mountain View, California

August 11, 2008